Exhibit 99.3

Fiscal 2015 First Quarter Ended 30 June 2014

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 15 August 2014, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q1 of fiscal 2015, we have revised the order of analysis within Management’s Analysis of Results. Historically we have presented the analysis in order of Statement of Operations line item; beginning with this report, we will now present an overall analysis of group results (see page 2), an analysis of our operating results by segment (see pages 2 – 7), an analysis of additional non-segment related operating results (pages 8 – 10) with any supplementary financial or operating information following (11 – 13).

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and Other Terms section of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating [result] before income taxes” and “Net operating [result]”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating [result]”, “Adjusted diluted [result] per share”, “Adjusted operating [result] before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the first quarter of the current fiscal year versus the first quarter of the prior fiscal year.

GROUP RESULTS

James Hardie Industries plc

Results for the 1st Quarter Ended 30 June

US$ Millions	Three Months Ended 30 June
	FY15	FY14	Change %
Net sales
Cost of goods sold
Gross profit
Selling, general and administrative expenses
Research and development expenses
Asbestos adjustments
EBIT
Net interest [result]
Other [result]
Operating [result] before income taxes
Income tax [result]
Net operating [result]
[result] per share - basic (US cents)
[result] per share - diluted (US cents)
Volume (mmsf)

Total Net Sales for the quarter…[Insert discussion on consolidated Net Sales].

Gross Profit for the quarter…[Insert discussion on consolidated Gross Profit].

Selling, General and Administrative (“SG&A”) Expenses for the quarter…[Insert discussion on consolidated SG&A expenses].

Research and development (“R&D”) expenses for the quarter…[Insert discussion on consolidated R&D expenses].

Asbestos Adjustments…[Insert discussion on asbestos adjustments for the quarter].

Other [result] …[Insert discussion on consolidated Other (expense) income.]

Net Operating [result] …[Insert discussion on consolidated Net Operating [result].]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	2

OPERATING RESULTS - SEGMENT

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

Three Months Ended 30 June
	FY15	FY14	Change
Volume (mmsf)
Average net sales price per unit (per msf)
Net sales (US$ Millions)
Gross profit
Gross margin (%)
EBIT (US$ Millions)
EBIT margin (%)

[Paragraph 1—Insert discussion on USA & Europe Fiber Cement Segment sales and factors impacting sales for the quarter]

[Paragraph 2—Insert discussion around US Census Bureau housing starts]

The change in gross margin of 0.0 percentage points for the quarter is due to the following components:

For the three months ended 30 June 2014:
Description of components	0.0 pts

Total percentage point change in gross margin	0.0 pts

[Paragraph 3—Insert discussion around components impacting USA & Europe Fiber Cement gross margin for the quarter]

[Paragraph 4—Insert discussion around USA & Europe Fiber Cement EBIT for the quarter]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	3

OPERATING RESULTS - SEGMENT

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

Three Months Ended 30 June
	FY15	FY14	Change
Volume (mmsf)
Net Sales (US$ Millions)
US$ Gross Profit
US$ Gross Margin (%)
EBIT (US$ Millions)
New Zealand weathertightness claims (US$ millions)
EBIT excluding NZ weathertightness claims (US$ millions)
US$ EBIT Margin excluding NZ weathertightness claims (%)

The Asia Pacific Fiber Cement Segment results in US dollars were impacted by a change in the weighted average period AUD/USD exchange rate relative to the prior corresponding quarter. The impact of the exchange rate movements are detailed in the table below:

Comparing Q1 FY15 vs Q1 FY14
	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales
Gross Profit
EBIT
EBIT excluding NZ weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

Three Months Ended 30 June
	FY15	FY14	Change
Volume (mmsf)
Average net sales price per unit (per msf)
Net Sales (A$ Millions)
A$ Gross Profit
A$ Gross Margin (%)
EBIT (A$ Millions)
New Zealand weathertightness claims (A$ millions)
EBIT excluding NZ weathertightness claims A$ millions)
A$ EBIT Margin excluding NZ weathertightness claims (%)

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	4

OPERATING RESULTS - SEGMENT

[Paragraph 1—Insert discussion on Asia Pacific Fiber Cement Segment sales and factors impacting sales in Australian dollars for the quarter]

[Paragraph 2—Insert discussion around Australian housing starts]

[Paragraph 3—Insert discussion around NZ housing starts]

In Australian dollars, the movement of 0.0 percentage points in gross margin can be attributed to the following components:

For the three months ended 30 June 2014:
Description of components	0.0 pts

Total percentage point change in gross margin	0.0 pts

[Paragraph 4—Insert discussion around components impacting Asia Pacific Fiber Cement gross margin in Australian dollars for the quarter]

[Paragraph 5—Insert discussion around Asia Pacific Fiber Cement EBIT in Australian dollars for the quarter]

[Paragraph 6—Insert discussion around changes in the New Zealand weathertightness claims liability for the quarter]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	5

OPERATING RESULTS - SEGMENT

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment, or commercialization projects in business units which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
Segment R&D expenses
Segment R&D SG&A expenses
Total R&D EBIT

[Paragraph 1—Insert discussion on changes in R&D Segment results]

Other R&D expenses associated with commercialisation projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$X.X million for the quarter, compared to US$X.X million in the prior corresponding quarter.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	6

OPERATING RESULTS - SEGMENT

General Corporate Segment

Results for the General Corporate Segment for the quarter ended 30 June 2014 are as follows:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
General Corporate SG&A expenses
Asbestos:
Asbestos Adjustments
AICF SG&A Expenses[1]
General Corporate EBIT

[1]	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

[Paragraph 1—Insert discussion on changes in General Corporate SG&A Expenses]

Asbestos adjustments for both periods reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

	30 June	31 March	% Change
Q1 Fiscal 2015
Q1 Fiscal 2014

Readers are referred to Note XX of the company’s 30 June 2014 Consolidated Financial Statements for further information on the asbestos adjustments.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	7

OPERATING RESULTS - OTHER

EBIT

The table below summarizes the segment EBIT results as previously discussed:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
USA and Europe Fiber Cement
Asia Pacific Fiber Cement excluding New Zealand weathertightness claims
Research & Development
General Corporate excluding asbestos
Adjusted EBIT
Asbestos:
Asbestos adjustments
AICF SG&A expenses
New Zealand weathertightness claims
EBIT

Net Interest [result]

US Millions
Net interest [result] for three months ended 30 June 2013
Description of components causing change
Net interest [result] for three months ended 30 June 2014

[1]	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on AICF interest income and expense.

AICF Interest

[Paragraph 1—Insert discussion on AICF Interest for the quarter]

Other [result]

[Paragraph 1—Insert discussion on other [result] for the quarter]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	8

OPERATING RESULTS - OTHER

Income Tax

Three Months Ended 30 June
	FY15	FY14	% Change
Income tax [result] (US$ Millions)
Effective tax rate (%)
Adjusted income tax [result]
Adjusted effective tax rate (%)

[Paragraph 1—Insert discussion on income tax [result] for the quarter]

Readers are referred to Note XX of our 30 June 2014 Consolidated Financial Statements for further information related to income tax.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	9

OPERATING RESULTS - OTHER

Net Operating [result]

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
EBIT
Net interest [result]
Other [result]
Income tax [result]
Net operating [result]
Excluding:
Asbestos:
Asbestos adjustments
AICF SG&A expenses
AICF interest [result]
New Zealand weathertightness claims [result]
Asbestos and other tax adjustments
Adjusted net operating [result]
Adjusted diluted [result] per share (US cents)

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	10

OTHER INFORMATION

Cash Flow

Our net cash position moved from US$XXX.X million at 31 March 2014 to US$XX.X million at 30 June 2014 due to the following:

Operating Activities

[Insert discussion on results for quarter]

Investing Activities

[Insert discussion on results for quarter]

Financing Activities

[Insert discussion on results for quarter]

Capacity Expansion

[Insert discussion on capacity expansion plans]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	11

OTHER INFORMATION

Liquidity and Capital Resources

[Insert discussions on liquidity and capital resources including current debt capacity]

Capital Management and Dividends

[Insert discussions on dividends paid/declared and activity under previously announced share buyback plan]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	12

OTHER INFORMATION

Other Asbestos Information

Three Months Ended 30 June
	FY15	FY14	% Change
Claims received
Actuarial estimate for the period
Difference in claims received to actuarial estimate
Average claim settlement[1] (A$)
Actuarial estimate for the period[2]
Difference in claims paid to actuarial estimate

[1]	Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2]	This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

[Insert discussions on asbestos activity for the quarter]

AICF Funding

[Insert discussions on AICF funding]

Readers are referred to Note XX and Note XX of our 30 June 2014 Consolidated Financial Statements for further information on Asbestos.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	13

DEFINITIONS AND OTHER TERMS

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	14

DEFINITIONS AND OTHER TERMS

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss)
(US GAAP)
Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit
Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)
Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes
Income tax (expense) benefit	Income tax (expense) benefit
Net operating profit (loss)*	Net income (loss)

*-	Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	15

NON-US GAAP FINANCIAL MEASURES

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
EBIT
Asbestos:
Asbestos adjustments
AICF SG&A expenses
New Zealand weathertightness claims
Adjusted EBIT
Net sales
Adjusted EBIT margin

Adjusted Net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Net operating [result]
Asbestos:
Asbestos adjustments
AICF SG&A expenses
AICF interest [result]
New Zealand weathertightness claims
Asbestos and other tax adjustments
Adjusted net operating [result]

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	16

NON-US GAAP FINANCIAL MEASURES

Adjusted Diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

Three Months Ended 30 June
	FY15	FY14
Adjusted net operating [result] (US$ millions)
Weighted average common shares outstanding - Diluted (millions)
Adjusted diluted [result] per share (US cents)

Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Operating [result] before income taxes
Asbestos:
Asbestos adjustments
AICF SG&A expenses
AICF interest [result]
New Zealand weathertightness claims
Adjusted operating [result] before income taxes
Income tax [result] excluding tax adjustments
Asbestos-related and other tax adjustments
Income tax [result] excluding tax adjustments
Effective tax rate
Adjusted effective tax rate

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	17

NON-US GAAP FINANCIAL MEASURES

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
EBIT
Depreciation and amortisation
Adjusted EBITDA

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Selling, general and administrative expenses
Excluding:
New Zealand weathertightness claims
Adjusted selling, general and administrative expenses
Net Sales
Selling, general and administrative expenses as a percentage of net sales
Adjusted selling, general and administrative expenses as a percentage of net sales

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	18

SUPPLEMENTAL FINANCIAL INFORMATION

Supplemental Financial Information

As set forth in Note XX of the 30 June 2014 Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Consolidated Financial Statements and related notes contained in the company’s 30 June 2014 Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

30 June 2014

(Unaudited)

Total Fibre
Cement –
Excluding
	Asbestos	Asbestos	As Reported
(US$ Millions)	Compensation	Compensation	(US GAAP)
Restricted cash and cash equivalents – Asbestos
Restricted short-term investments – Asbestos
Insurance receivable – Asbestos[1]
Workers compensation asset – Asbestos[1]
Deferred income taxes – Asbestos[1]
Asbestos liability[1]
Workers compensation liability – Asbestos[1]
Income taxes payable
Asbestos adjustments
Selling, general and administrative expenses
Net interest [result]
Income tax [result]

¹	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Condensed Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	19

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 1st Quarter FY15	20